FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number _____0-16174_____

Explanatory Note: The purpose of this filing on Form 6-K is to file the 2003 audited financial statements of Sicor Inc., which the registrant acquired on January 22, 2004.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ X ___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___ X ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

SICOR Inc.

Consolidated Financial Statements

Index to Consolidated Financial Statements

Report of Independent Auditors

Board of Directors and Stockholders
SICOR Inc.

We have audited the accompanying consolidated balance sheets of SICOR Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SICOR Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, in 2002.

/s/ Ernst & Young LLP

San Diego, California
March 5, 2004

1

SICOR Inc.
Consolidated Balance Sheets
(in thousands, except par value data)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 197,649	$ 169,914
Short–term investments	103,327	29,909
Accounts receivable, net	95,407	84,707
Inventories, net	105,858	75,870
Deferred income tax assets	28,227	20,161
Other current assets	28,611	19,659
Total current assets	559,079	400,220
Long-term investments	102,137	130,416
Property and equipment, net	214,609	186,616
Goodwill	65,733	69,640
Intangibles, net	41,393	41,382
Other noncurrent assets	19,720	35,104
Total assets	$ 1,002,671	$ 863,378
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 41,708	$ 41,272
Accrued payroll and related expenses	11,809	10,546
Other accrued liabilities	59,002	44,851
Short–term borrowings	31,037	29,356
Current portion of long-term debt and capital leases	4,187	7,096
Total current liabilities	147,743	133,121
Other long-term liabilities	5,852	6,254
Long-term debt and capital leases, less current portion	7,362	24,018
Deferred income tax liabilities	12,820	14,535
Total liabilities	173,777	177,928
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value, 250,000 shares authorized, 119,883 and 117,470 shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively	1,199	1,175
Additional paid–in capital	811,578	788,224
Deferred compensation	(243)	(855)
Retained earnings (accumulated deficit)	2,522	(105,173)
Accumulated other comprehensive income	13,838	2,079
Total stockholders' equity	828,894	685,450
Total liabilities and stockholders' equity	$ 1,002,671	$ 863,378

See accompanying notes.

SICOR Inc.
Consolidated Statements of Income
(in thousands, except per share data)

	Years Ended December 31,		
	2003	**2002**	**2001**
Net product sales	$ 555,065	$ 456,025	$ 369,832
Costs and expenses:			
Cost of sales	250,630	207,287	190,355
Research and development	35,085	23,260	21,008
Selling, general and administrative	80,077	64,620	60,339
Merger costs *(Note 1)*	7,421	–	–
Amortization of acquired intangibles	4,351	3,773	6,159
In–process research and development	–	–	21,700
Write–down of long–lived assets	–	1,229	3,462
Interest and other, net	(185)	(1,991)	1,149
Total costs and expenses	377,379	298,178	304,172
Income before income taxes	177,686	157,847	65,660
(Provision) benefit for income taxes	(69,991)	(29,570)	13,592
Net income	107,695	128,277	79,252
Dividends on preferred stock	–	(580)	(6,000)
Net income applicable to common shares	$ 107,695	$ 127,697	$ 73,252
Net income per share:			
- Basic	$0.91	$1.10	$0.70
- Diluted	$0.89	$1.06	$0.67
Shares used in calculating per share amounts:			
- Basic	118,619	116,448	103,932
- Diluted	121,655	120,181	108,571

See accompanying notes.

SICOR Inc.
Consolidated Statement of Stockholders' Equity For the Three Years Ended December 31, 2003
(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid–in Capital	Deferred Compensation	Retained Earnings (Accumulated) (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amounts	Shares	Amounts					
Balance at December 31, 2000	1,600	$ 16	99,792	$ 998	$ 589,319	$ (351)	$ (312,702)	$ (3,822)	$ 273,458
Comprehensive income (loss):									
Net income							79,252		79,252
Foreign currency translation adjustments								(1,720)	(1,720)
Unrealized gain on securities available–for–sale								208	208
Comprehensive income									77,740
Issuance of common stock			13,008	130	209,806				209,936
Common stock issued for acquisition			1,500	15	37,661				37,676
Issuance of warrants					2,505				2,505
Tax benefit resulting from exercises of stock options					748				748
Cash dividends on preferred stock					(6,000)				(6,000)
Nonemployee stock compensation					1,433				1,433
Deferred compensation – stock options					1,411	(1,411)			–
Amortization of unearned compensation						404			404
Balance at December 31, 2001	1,600	16	114,300	1,143	836,883	(1,358)	(233,450)	(5,334)	597,900
Comprehensive income:									
Net income							128,277		128,277
Foreign currency translation adjustments								7,647	7,647
Unrealized gain on securities available–for–sale								(234)	(234)
Comprehensive income									135,690
Issuance of common stock			2,070	21	34,922				34,943
Preferred stock redemption	(1,600)	(16)	1,100	11	(87,499)				(87,504)
Tax benefit resulting from exercises of stock options					4,289				4,289
Cash dividends on preferred stock					(580)				(580)
Deferred compensation – stock options					209	(209)			–
Amortization of unearned compensation						712			712
Balance at December 31, 2002	–	–	117,470	1,175	788,224	(855)	(105,173)	2,079	685,450
Comprehensive income:									
Net income							107,695		107,695
Foreign currency translation adjustments								11,759	11,759
Comprehensive income									119,454
Issuance of common stock			2,413	24	20,340				20,364
Tax benefit resulting from exercises of stock options					3,014				3,014
Amortization of unearned compensation						612			612
Balance at December 31, 2003	–	$ –	119,883	$ 1,199	$ 811,578	$ (243)	$ 2,522	$ 13,838	$ 828,894

See accompanying notes

.

4

SICOR Inc.
Consolidated Statements of Cash Flows (in thousands)

	Years Ended December 31,		
	2003	**2002**	**2001**
Cash flows from operating activities:			
Net income	$ 107,695	$ 128,277	$ 79,252
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Depreciation and amortization	24,040	20,370	16,201
Amortization of acquired intangibles	4,351	3,773	6,159
In–process research and development	–	–	21,700
Deferred income taxes	(8,229)	(32,218)	(32,080)
Stock–based compensation	612	712	1,837
Tax benefit resulting from exercises of stock options	3,014	4,289	748
Write–down of long–lived assets	–	1,229	3,462
Change in operating assets and liabilities:			
Accounts receivable	(7,043)	(16,528)	(7,808)
Inventories	(24,546)	(17,333)	(7,198)
Other current and noncurrent assets	(6,103)	3,747	(6,064)
Accounts payable and other	11,099	41,540	16,825
Net cash provided by operating activities	104,890	137,858	93,034
Cash flows from investing activities:			
Proceeds from sales and maturities of investments	72,320	99,466	95,181
Purchases of investments	(117,459)	(196,283)	(119,067)
Purchases of property and equipment	(39,949)	(39,162)	(42,952)
Decrease (increase) in compensating balance and other	11,796	(598)	(16,220)
Net cash used in investing activities	(73,292)	(136,577)	(83,058)
Cash flows from financing activities:			
Redemption of preferred stock	–	(63,832)	–
Cash dividends on preferred stock	–	(580)	(6,000)
Issuance of common stock and warrants, net	19,161	9,973	209,936
Change in short–term borrowings	(3,642)	(777)	(3,042)
Issuance of long-term debt and capital lease obligations, net	1,110	3,302	2,059
Principal payments on long-term debt and capital lease obligations	(22,934)	(8,018)	(9,713)
Net cash (used in) provided by financing activities	(6,305)	(59,932)	193,240
Effect of exchange rate changes on cash	2,442	1,997	298
Increase (decrease) in cash and cash equivalents	27,735	(56,654)	203,514
Cash and cash equivalents at beginning of period	169,914	226,568	23,054
Cash and cash equivalents at end of period	$ 197,649	$ 169,914	$ 226,568
Supplemental disclosure of cash flow information:			
Interest paid	$ 1,620	$ 2,578	$ 4,256
Income taxes paid	82,406	16,577	10,194
Supplemental schedule of non–cash investing and financing activities:			
Common stock issued in connection with preferred stock			
redemption	–	23,672	–
Fair value of assets acquired, net of cash	–	–	68,107
Liabilities assumed	–	–	(30,209)

See accompanying notes.

Notes to Consolidated Financial Statements

December 31, 2003

1. Basis of Presentation

Organization

SICOR Inc. ("SICOR" or the "Company") is a specialty pharmaceutical company with principal operations located in the United States, Italy, Mexico, and Lithuania. SICOR was incorporated November 17, 1986 in the state of Delaware and is headquartered in Irvine, California.

On January 22, 2004, the Company became a wholly–owned subsidiary of TEVA Pharmaceutical Industries Limited ("TEVA") pursuant to the Agreement and Plan of Merger dated October 31, 2003, and approved by the Company's shareholders on January 16, 2004. On January 22, 2004, each outstanding share of the Company's common stock was converted into $16.50 in cash and 0.1906 of a TEVA American Depository Receipt ("ADR"). Based upon the NASDAQ closing price of TEVA's ADRs on January 21, 2004, the combined per share consideration for each outstanding share of the Company's common stock amounted to $27.70. The Company ceased being a stand–alone public company upon its acquisition by TEVA.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly–owned. Affiliated companies in which the Company does not have a controlling interest are accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of interest and non–interest bearing checking and savings accounts, money market funds, U.S. treasuries and government agencies' securities. The carrying amounts approximate fair value due to the short–term maturities of these instruments. As of December 31, 2003 and 2002, cash and cash equivalents held in foreign accounts consisted of $13.9 million and $7.6 million, respectively.

Short–Term Investments

The Company's short–term and long-term debt securities are classified as held-to-maturity as of December 31, 2003, because the Company has the positive intent and ability to hold the securities until maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest and other income. Realized gains and losses and declines in value, judged to be other than temporary, are included in interest and other income. The cost of securities sold is based on the specific identification method.

Concentration of Credit Risk

The Company invests its excess cash in U.S. government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification of its cash investments and their maturities intended to maintain lower risk and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

The Company performs ongoing credit evaluations of its customers' financial condition, and generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management's expectations. The Company's four largest customers accounted for approximately 49% and 57% of net accounts receivable at December 31, 2003 and 2002, respectively. Also, see Note 14.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first–in, first–out ("FIFO") method.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and renewals of relatively minor items are generally charged to expense as incurred. Renewals of significant items are capitalized. Depreciation is computed on the straight–line method, over the following estimated useful lives: building and building improvements – 10 to 20 years; machinery and equipment – 3 to 15 years; office furniture and equipment – 3 to 12 years.

Goodwill and Intangible Assets

The Company has recorded goodwill for the excess purchase price over the estimated fair values of tangible and intangible assets acquired and liabilities assumed in acquisitions. In accounting for the acquisitions, a portion of the purchase price was allocated to various identifiable intangible assets, including developed technology and trademarks, based on their fair values at the date of acquisition. The excess purchase price over the estimated fair value of the net assets acquired has been assigned to goodwill, which beginning in 2002 is not being amortized, but is subject to an annual impairment test. Additionally, the Company has recorded intangible assets related to the purchase of proprietary technology rights, which is amortized on the straight–line method over the following estimated useful lives: technology rights – 5 years; developed technology – 10 to 17 years; and trademarks – 30 years.

Impairment of Long–Lived Assets

The Company reviews long–lived assets, including certain identifiable intangibles, for impairment whenever events or changes in circumstances indicate that the total amount of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows from the use of the asset and its eventual disposition are less than its carrying amount.

Financial Instruments

The carrying amounts of cash, accounts receivable, short–term and long-term debt, and variable–rate debt approximate fair value. The Company estimates that the carrying value of long-term fixed rate debt approximates fair value based on the Company's estimated current borrowing rates for debt with similar maturities.

Research and Development Expenses

All costs of research and development, including those incurred in relation to the Company's collaborative agreements, are expensed in the period incurred.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenues from product sales upon transfer of title and risk of loss, which generally occurs upon shipment of product, satisfactory evaluation of trade conditions, levels of inventory in the distribution channel, and final determination that all contractual obligations related to the earnings process are satisfied. The Company estimates and records sales deductions that arise due to wholesaler chargebacks, Medicaid and other rebates, administrative fees, and early payment discounts. Additionally, reserves are established to reduce revenues recorded for estimated product returns at the time of sale based on historical trends and at any time that such reserves become evident. Reserves for potential price reductions for inventory in the hands of distributors and wholesalers are established when such amounts are deemed to be probable and estimable.

At December 31, 2003, the Company deferred $6.7 million of revenue based on an analysis of inventories in the distribution channel.

Earnings Per Share

Basic earnings per share ("EPS") includes no dilution and is computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the effect of additional common shares issuable upon exercise of stock options outstanding, warrants, and other dilutive securities. The calculations of basic and diluted weighted average shares outstanding are as follows (in thousands, except per share data):

| | Years ended December 31 | | |
	2003	2002	2001
Numerator:			
Net income applicable to common shares	$ 107,695	$ 127,697	$ 73,252
Denominator:			
Weighted average common shares – basic	118,619	116,448	103,932
Dilutive securities:			
Stock options	2,563	2,420	2,918
Warrants	336	1,027	1,308
Conversion options	137	286	413
Weighted average common shares – diluted	121,655	120,181	108,571
Earnings per share – basic	$ 0.91	$ 1.10	$ 0.70
Earnings per share – diluted	0.89	1.06	0.67

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Options with exercise prices above market totaled 19,000 in 2003, 1.6 million in 2002, and 1.1 million in 2001, and have been excluded from the number of weighted average common shares used to calculate diluted EPS since they are not dilutive.

Stock–Based Compensation

As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock–Based Compensation, the Company accounts for common stock options granted to employees using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations and, thus, recognizes no compensation expense for options granted with exercise prices equal to or greater than the fair value of the Company's common stock on the date of the grant.

When the exercise price of the employee or director stock options is less than the estimated fair value of the underlying stock on the grant date, the Company records deferred compensation for the difference and amortizes this amount to expense on a straight–line basis over the vesting period of the options.

Deferred compensation for options granted to nonemployees has been determined in accordance with SFAS No. 123, and Emerging Issues Task Force ("EITF") 96–18, using the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted to nonemployees are periodically remeasured as the underlying options vest.

Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock plans under the fair value method of that statement. The fair value was estimated at the date of grant using the Black–Scholes option–pricing model with the following weighted average assumptions:

	Option Grant		
	2003	**2002**	**2001**
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	50.1%	57.3%	57.3%
Risk–free interest rate	2.8%	3.9%	4.8%
Expected term in years	4.5	5.2	6.6
Per share fair value of options granted	$ 8.21	$ 8.93	$ 9.65

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Stock–Based Compensation (continued)

The Black–Scholes option–valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value is amortized to expense over the vesting period of such stock or options. The effects of applying SFAS No. 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma information in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1995. The Company's pro forma information is as follows (in thousands except per share data):

| | Years ended December 31 | | |
	2003	**2002**	**2001**
Net income applicable to common shares:			
As reported	$ 107,695	$ 127,697	$ 73,252
Pro forma	99,467	120,159	56,967
Basic net income per share:			
As reported	0.91	1.10	0.70
Pro forma	0.84	1.03	0.55
Diluted net income per share:			
As reported	0.89	1.06	0.67
Pro forma	0.82	1.00	0.52

Foreign Currency Translation

The financial statements of the Company's Italian subsidiary are translated into U.S. dollars using current rates of exchange, with translation gains and losses included in accumulated other comprehensive income and loss in the stockholders' equity section of the consolidated balance sheets.

2. Summary of Significant Accounting Policies (continued)

Foreign Currency Translation (continued)

For the Mexican and Lithuanian operations, where the functional currency is the U.S. dollar, financial statements are translated at either current or historical exchange rates, as appropriate. Translation and recognized gains and losses on currency transactions (denominated in currencies other than local currency), are reflected in the determination of consolidated net income.

Foreign Currency Contracts

The Company's Italian operations hedge against transactional risks by borrowing against its receivables and against economic risk by buying monthly call options priced to strike at a rate equal to or above the budgeted exchange rate. The cost of the borrowing is recorded as interest expense when it is incurred. The options and the related cost of the contract are carried at fair value, and gains (including adjustments to carrying values to mark the options to market) on the options are recorded as foreign exchange gains. The fair value of such options was $2.6 million (included in other current assets) at December 31, 2003 and $0 at December 31, 2002.

3. Goodwill and Intangible Assets

SFAS No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*, are effective for fiscal years beginning after December 15, 2001. Under these rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are tested for impairment annually, or whenever events and circumstances occur indicating that goodwill might be impaired. Other intangible assets continue to be amortized over their useful lives.

Under SFAS No. 141, intangible assets with identifiable lives continue to be amortized. The following table reflects the components of intangible assets (in thousands):

	December 31, 2003		December 31, 2002	
	Gross Amount	Amortization	Gross Amount	Amortization
Acquired technology	$ 53,894	$ (20,335)	$ 53,894	$ (16,800)
Trademarks	4,640	(1,063)	4,625	(901)
Acquired rights	4,000	(433)	–	–
Licensed technology rights and other	2,089	(1,399)	1,567	(1,003)
Total	$ 64,623	$ (23,230)	$ 60,086	$ (18,704)

Notes to Consolidated Financial Statements (continued)

3. Goodwill and Intangible Assets (continued)

The estimated amortization expense for each of the five succeeding years ending December 31 is as follows (in thousands):

2004	$ 3,676
2005	3,827
2006	3,875
2007	3,730
2008	3,840

Amortization expense related to goodwill was recognized during the year ended December 31, 2001. If the adoption of SFAS No. 142 had occurred at the beginning of 2001, net income applicable to common shares would have been $2.9 million higher and basic and diluted earnings per share would have been $0.03 higher.

4. Composition of Certain Consolidated Financial Statement Captions

Certain consolidated financial statement captions consist of the following (in thousands):

	December 31	
	2003	**2002**
Receivables:		
Trade receivables	$ 98,828	$ 86,935
Less allowance for doubtful accounts	(3,421)	(2,228)
	$ 95,407	$ 84,707

The provision for doubtful accounts was approximately $1.2 million in 2003, $400,000 in 2002, and $400,000 in 2001. Approximately $8.0 million and $3.5 million of trade receivables at December 31, 2003 and 2002, respectively, were pledged as security for short–term borrowings (see Note 6).

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

4. Composition of Certain Consolidated Financial Statement Captions

	December 31	
	2003	**2002**
Inventories:		
Raw materials	$ 41,346	$ 29,745
Work–in–process	21,496	18,434
Finished goods	48,144	31,381
	110,986	79,560
Less reserve for excess and obsolescence	(5,128)	(3,690)
	$ 105,858	$ 75,870

The provision for inventory losses was approximately $5.4 million in 2003, $3.0 million in 2002, and $2.8 million in 2001.

	December 31	
	2003	**2002**
Other current assets:		
Prepaid taxes and other taxes receivable	$ 13,828	$ 9,311
Other receivables	9,801	8,017
Prepaid expenses and other	4,890	2,081
Deposits	92	250
	$ 28,611	$ 19,659
Property and equipment:		
Land and land improvements	$ 5,934	$ 5,799
Buildings and building improvements	100,269	79,219
Machinery and equipment	194,164	153,413
Office furniture and equipment	10,509	9,133
Construction in progress	11,858	17,475
	322,734	265,039
Less accumulated depreciation and amortization	(108,125)	(78,423)
	$ 214,609	$ 186,616

At December 31, 2003 and 2002, equipment acquired under capital lease obligations totaled $6.6 million and $5.7 million, respectively. Such leased equipment is included in machinery and equipment, net of accumulated amortization of $3.8 million and $2.7 million at December 31, 2003 and 2002, respectively.

4. Composition of Certain Consolidated Financial Statement Captions (continued)

Depreciation expense, including amortization of capital leases, was approximately $24.0 million, $20.4 million, and $16.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

| | December 31 | |
	2003	2002
Other noncurrent assets:		
Compensating balance cash account	$ –	$ 14,324
Deferred tax asset	7,277	8,547
Equity method investments	7,670	4,671
Deferred expenses	1,402	2,805
Loan commitment fee	–	1,889
Restricted deposit	1,877	550
Other	1,494	2,318
	$ 19,720	$ 35,104
Other current accrued liabilities:		
Income taxes and other taxes payable	$ 28,338	$ 25,983
Deferred revenue	7,174	773
Deferred tax liability	5,791	6,270
Customer liability	4,656	3,305
Legal reserve	4,000	4,000
Undistributed legal settlement proceeds	3,583	–
Accrued sales and distribution expenses	1,386	1,351
Loss contingency for non–core real estate	853	–
Chairman's incentive compensation	568	651
Other	2,653	2,518
	$ 59,002	$ 44,851
Other long-term liabilities:		
Severance indemnities	$ 2,820	$ 2,118
Deferred profit sharing	1,906	1,794
Deferred revenue	1,089	1,751
Other	37	591
	$ 5,852	$ 6,254

4. Composition of Certain Consolidated Financial Statement Captions (continued)

Labor laws in Mexico and Italy require employers to accrue severance indemnities, which are paid to employees upon termination of their employment. Each year, the employer accrues, for each employee, an amount partly based on the employee's remuneration and partly based on the revaluation of amounts previously accrued.

5. Short–Term and Long-term Investments

Securities held–to maturity at December 31, 2003 and 2002, consist of the following (in thousands):

| | December 31 | |
	2003	2002
U.S. corporate debt securities	$ 182,954	$ 132,316
U.S. government securities	22,510	28,009
	$ 205,464	$ 160,325

The amortized cost and estimated fair value of securities held-to-maturity at December 31, 2003, by contractual maturity, are shown below (in thousands):

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 103,327	$ 103,754
Due after one year through two years	57,162	56,858
Due after one year through three years	44,975	44,799
	$ 205,464	$ 205,411

6. Short–Term Borrowings

Short–term borrowings were $31.0 million and $29.4 million at December 31, 2003 and 2002, respectively. The Company's Italian subsidiary maintains credit line arrangements with several banks where most trade receivables are pledged to the banks in return for short–term borrowings in U.S. dollars and euros. The Company retains all credit risk with respect to the receivables. Consequently, both the receivables and related borrowings are included in the accompanying consolidated financial statements. The weighted average interest rate on credit line arrangements was approximately 2.7% and 3.0% at December 31, 2003 and 2002, respectively.

Notes to Consolidated Financial Statements (continued)

7. Long-term Debt

Long-term debt consists of the following (in thousands):

| | December 31 | |
	2003	2002
Mortgage notes payable	$ 2,446	$ 21,050
Notes payable to banks	1,045	1,561
Notes payable to suppliers	584	1,695
Notes payable to Italian Ministry of Industry	3,442	2,964
Research project loan payable	3,948	3,281
Capital leases	84	563
	11,549	31,114
Less current portion	4,187	(7,096)
Long-term debt, net of current portion	$ 7,362	$ 24,018

The mortgage notes payable are secured by certain production facilities with a carrying value of approximately $20.4 million. The mortgage notes payable are repayable in semi–annual installments of principal and interest through 2005. The floating interest rate is based on several financial indicators. The weighted average interest rate on these loans was 2.9% and 3.0% at December 31, 2003 and 2002, respectively.

The notes payable to bank are unsecured and are repayable in monthly installments of principal and interest through 2005. The weighted average fixed interest rate on these notes was 4.5% and 5.0% at December 31, 2003 and 2002, respectively.

Notes payable to suppliers are secured by certain machinery and equipment with a carrying value of approximately $4.3 million and are repayable in semi–annual installments of principal and interest through 2004. The weighted average fixed interest rate on these notes was 4.4% and 4.5% at December 31, 2003 and 2002, respectively.

The notes payable to the Italian Ministry of Industry are repayable in annual installments of principal and interest through 2015. The weighted average fixed interest rate on these notes was 1.4% and 1.5% at December 31, 2003 and 2002, respectively.

7. Long-term Debt (continued)

The research project loan payable is from the Italian Ministry of University, Scientific & Technological Research under a grant and subsidized loan package of approximately $8.8 million for an applied research program related to the development of anthracycline derivatives. The receipt of funding for the research program is contingent upon presentation of a statement of progress at established "checkpoints," the first of which occurred in the third quarter of 1999. The sixth checkpoint was successfully completed in 2003. The loan is secured by certain production facilities and is repayable in semi–annual installments of interest only for 3.5 years and subsequently repayable in semi–annual installments of principal and interest through 2007. The variable interest rate on the loan was 3.4% and 4.8% at December 31, 2003 and 2002, respectively.

Long-term debt and capital leases maturities for each of the next five years are as follows (in thousands): $4,187 in 2004; $2,671 in 2005; $1,594 in 2006; $646 in 2007; and $392 in 2008, and $2,059 thereafter. Total interest expense for short and long-term borrowings in 2003, 2002, and 2001 was $3.4 million, $3.1 million, and $4.2 million, respectively.

8. Stockholders' Equity

Common Stock

On October 16, 2001, the Company sold 11.5 million shares of common stock, realizing net proceeds of $203.7 million after an underwriting discount of approximately $9.0 million.

Warrants

As of December 31, 2003, warrants to purchase an aggregate of 50,000 shares of the Company's common stock were outstanding at an exercise price of $20.10 per share. These warrants contain provisions which adjust the exercise price and the aggregate number of shares that may be issued upon exercise of the warrant if a stock dividend, stock split, reorganization, reclassification or consolidation occurs.

Notes to Consolidated Financial Statements (continued)

8. Stockholders' Equity (continued)

Sankyo Conversion Option

In April 1997, the Company entered into an agreement with Sankyo Company, Ltd. ("Sankyo"), to collaborate on a research program to discover and develop drugs for the treatment of non–insulin dependent (Type II) diabetes. As of December 31, 2003, Sankyo held 340,776 shares of Series A Preferred Stock issued by Metabasis Therapeutics, Inc. ("Metabasis preferred stock"). In connection with the agreement, Sankyo may exchange 170,388 shares of its Metabasis preferred stock into shares of the Company's common stock within 30 days of January 10 of each of 2004 and 2005. The number of shares of the Company's common stock exchangeable for the Metabasis preferred stock is determined pursuant to a formula based on the number of shares of Metabasis preferred stock being exchanged multiplied by a fraction, the numerator of which is $7.09 and the denominator of which is the average closing price of the Company's common stock for a 20 trading day period prior to the date of Sankyo's notice of exercise. It is not possible to determine the exact exchange ratio until Sankyo exercises its exchange right since the formula is partially based on the price trading levels of the Company's common stock. Management is obligated to register the Company's shares of common stock issued on exchange of the Metabasis preferred stock as soon as practicable following the exchange. In January 2004, Sankyo exercised its 2004 exchange right, and the Company issued 44,425 shares of its common stock in exchange for 170,388 shares of its Metabasis preferred stock. For 2005, Sankyo's exchange right has been translated into a right to exchange for TEVA ADRs, computed as if Sankyo had exercised the exchange just before the Company's acquisition by TEVA.

Stock Option Plans

In February 1997, the stockholders approved the 1997 Long-term Incentive Plan (the "1997 Stock Plan") which replaced the 1990 Stock Plan (the "1990 Stock Plan"). The 1997 Stock Plan provides for both the direct award or sale of common stock and the granting of qualified and nonqualified options to its employees, directors and certain other individuals. Generally, options outstanding vest over a four–year period and are exercisable for up to ten years from the grant date. The 1997 Stock Plan, as amended, authorizes up to 11,200,000 shares to be issued. Shares not subject to exercise, or shares not exercised because of forfeiture or termination of options granted under the 1990 Stock Plan, will increase the amount of shares available under the 1997 Stock Plan. Under the 1990 Stock Plan, 6,383,334 shares of the Company's common stock have been authorized for issuance. Accordingly, as of December 31, 2003, 17,583,334 shares were authorized for issuance under both stock option plans.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

8. Stockholders' Equity (continued)

Stock Option Plans (continued)

A summary of the Company's stock option activity and related information is as follows (in thousands except exercise price):

			Years ended December 31			
	2003		**2002**		**2001**	
	Number of Shares	**Weighted Average Exercise Price**	**Number of Shares**	**Weighted Average Exercise Price**	**Number of Shares**	**Weighted Average Exercise Price**
Outstanding – beginning of year	6,992	$ 12.06	6,980	$ 10.53	4,663	$ 5.59
Granted	1,349	19.00	1,147	16.29	3,337	15.92
Exercised	(1,344)	10.35	(885)	5.15	(872)	4.67
Canceled	(201)	13.92	(250)	14.13	(148)	10.66
Outstanding – end of year	6,796	13.71	6,992	12.06	6,980	10.53
Exercisable – end of year	6,681	13.65	4,297	9.82	4,230	8.69

The following table summarizes information about stock options outstanding at December 31, 2003 (number of shares in thousands):

	Options Outstanding			**Options Exercisable**	
	Number of Shares	**Weighted Average Remaining Contractual Life (in years)**	**Weighted Average Exercise Price**	**Number of Shares**	**Weighted Average Exercise Price**
$2.38 to $4.50	859	4.9	$ 4.16	848	$ 4.15
$4.52 to $10.00	916	5.2	6.67	915	6.67
$10.06 to $12.81	721	7.0	10.95	721	10.95
$13.06 to $16.00	2,092	8.2	15.49	2,092	15.49
$16.07 to $27.78	2,208	8.7	19.55	2,105	19.60
	6,796	7.4	13.71	6,681	13.65

Shares of common stock reserved at December 31, 2003 for the exercise of available and outstanding stock options including the Chairman's options totaled 7,803,445.

8. Stockholders' Equity (continued)

Stock–Based Compensation

The Company recorded amortization of deferred compensation expense of approximately $612,000 during 2003, which included $464,000 of deferred compensation expense recognized in connection with stock options previously issued to Marvin Samson, the Company's President and Chief Executive Officer. In May 2001, prior to his election as President and Chief Executive Officer, Mr. Samson entered into a three–year consulting agreement with the Company. Compensation paid under the agreement included a consulting fee and options to purchase 250,000 shares of the Company's common stock, of which 125,000 options vested immediately, resulting in non–cash compensation expense of $1.4 million. The remaining 125,000 options granted under the consulting agreement were to vest in equal annual amounts at the end of each of the next three years. On September 9, 2001, Mr. Samson was elected President and Chief Executive Officer of the Company. As a result of Mr. Samson becoming an employee, the accounting for his stock options granted to him as a consultant changed. In September 2001, the Company recorded non–cash compensation expense of $704,000, in addition to $729,000 previously recognized in 2001, to reflect the balance of Mr. Samson's compensation as a consultant and $1.2 million of deferred compensation. The deferred compensation will be amortized ratably to compensation expense through April 30, 2004.

As of December 31, 2003, total charges to be recognized in future periods from amortization of deferred stock compensation are anticipated to be approximately $56,000, $37,000, and $8,000 for the years ended December 31, 2004, 2005, and 2006, respectively.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan ("ESPP") for all eligible employees to purchase shares of common stock at 85% of the lower of the fair market value on the first or the last day of each six–month offering period. Employees may authorize the Company to withhold up to 12% of their total compensation during each six–month offering period, subject to certain limitations. The 1992 ESPP, as amended, authorizes up to 760,000 shares to be issued under the plan. During the years ended December 31, 2003, 2002, and 2001, shares totaling 39,027, 34,237, and 31,357 were issued under the plan at an average price of $15.29, $13.40, and $12.77 per share, respectively. At December 31, 2003, 61,999 shares were reserved for future issuance.

Notes to Consolidated Financial Statements (continued)

8. Stockholders' Equity (continued)

Employee Savings and Retirement Plan

The Company has a 401(k) plan that allows eligible U.S. employees to contribute up to 15% of their salary, subject to annual limits. Effective January 1, 2001, the Company matched 50% of the employee pretax contribution, up to an annual maximum of $6,000. The matching contribution was in the form of the Company's common stock. During the years ended December 31, 2003, 2002 and 2001, shares totaling 58,530, 58,527, and 47,157 were issued at an average price of $20.38, $16.64, and $17.36 per share, respectively. At December 31, 2003, 250,827 shares were reserved for future issuance.

Shares Reserved for Future Issuance

Shares of common stock reserved for future issuance at December 31, 2003 are summarized as follows (in thousands):

1990 and 1997 Stock Plan	7,303
Warrants	50
Chairman's options	500
401(k) plan	251
Employee Stock Purchase Plan	62
	8,166

9. Related Parties

In July 2001, the Company acquired all of the outstanding stock of Gatio in exchange for 1,500,000 shares of common stock, 150,000 of which were held in escrow. Gatio is a holding company that is the sole owner of Biotechna U.A.B. (now known as Sicor Biotech U.A.B.) ("Sicor Biotech"). Furthermore, the Company issued warrants to purchase 150,000 shares of common stock at $3.50 per share in connection with the purchase. The Company acquired Sicor Biotech from Bio–Rakepoll, a wholly–owned subsidiary of Rakepoll Finance. Mr. Carlo Salvi, Vice Chairman of the Company's board of directors and a significant shareholder of the Company, is indirectly the majority owner of Rakepoll Finance. A committee comprised of two disinterested directors approved the Sicor Biotech acquisition.

9. Related Parties (continued)

Pursuant to a shareholder's agreement, Rakepoll Finance is entitled to nominate up to three directors (one of whom must be an independent director), who in turn are entitled to nominate, jointly with two management directors (one of whom must be an independent director), five additional directors. The consent of the Rakepoll Finance nominated directors is required for the Company to take certain actions, such as a merger or sale of all or substantially all of its business or assets and certain issuances of securities. As a result of his ownership of the Company's common stock, Mr. Salvi may be able to control substantially all matters requiring approval by stockholders, including the election of directors and the approval of mergers or other business combination transactions.

As discussed in Note 8, in May 2001, the Company entered into a three–year consulting agreement with Mr. Samson, now President and Chief Executive Officer. In exchange for services to be provided by Mr. Samson, the Company issued options to purchase 250,000 shares of common stock at an exercise price of $10.12 per share, 50% of which vested on the day the agreement was executed and the remainder of which will vest in three equal installments on each annual anniversary of the date of execution. Additionally, the Company paid Mr. Samson a consulting fee of $0.2 million in 2001 prior to his becoming President and Chief Executive Officer. The Company did not pay Mr. Samson a consulting fee prior to 2001.

Alco Chemicals Ltd. ("Alco"), an affiliate of Rakepoll Finance and wholly–owned by Mr. Salvi, performed certain services relating to sales of certain bulk pharmaceutical products produced by some of the Company's subsidiaries in exchange for a commission of 4% of sales. Commission expenses related to Alco were approximately $2.6 million, $2.9 million, and $2.3 million for the years ended December 31, 2002, 2001, and 2000, respectively, and the net outstanding payable to Alco at December 31, 2002 and 2001 was $1.1 million and $1.8 million, respectively. Effective January 1, 2003, the Company acquired the assets of Alco and its 30 employees joined Sicor Europe S.A. ("Sicor Europe"), which is wholly–owned by SICOR Inc. Sicor Europe now serves as a selling agent for most of the Company's international sales, a function previously performed by Alco.

During 2002, the Company was a party to a consulting agreement with GreenField Chemical, Inc. ("GreenField"). Frank Becker, the Company's Chief Operating Officer and director until June 2002, owned substantially all the capital stock of GreenField. In addition, in July 2001, the Company entered into agreements with Newport Strategies Inc. ("Newport"), a consulting and marketing research firm, for the licensing of certain software and the performance of certain market research services. Mr. Becker serves as a director of Newport. In aggregate, the Company

9. Related Parties (continued)

paid a combined total of $46,000 and $117,000 to both companies in 2002 and 2001, respectively. Effective June 2002, Mr. Becker was no longer employed as an officer or director of the Company.

Lemery, S.A. de C.V., in Mexico, purchased raw materials and supplies from two companies in which Lemery's Managing Director and Director of Operations have beneficial ownership. The combined material and supply purchases made by Lemery during 2002 and 2001 from these two companies totaled approximately $0.7 million and $0.7 million, respectively. Effective May 2002, Lemery no longer transacts with these two companies.

Chemistry & Health International ("C&H"), a company wholly–owned by a significant stockholder, performed certain services relating to sales of certain bulk pharmaceutical products produced by one of the Company's former Italian subsidiaries in exchange for a commission. The significant stockholder sold its interest in this subsidiary during 2002. Commission expenses during the period of the significant stockholders interest were approximately $0.5 million and $0.6 million for the years ended December 31, 2002 and 2001, respectively.

10. Acquisition

On July 25, 2001, the Company acquired all outstanding stock of Gatio, a holding company which is the sole owner of Sicor Biotech, in exchange for 1.5 million shares of the Company's common stock, 150,000 of which were held in escrow. SICOR Biotech, headquartered in Vilnius, Lithuania, develops and manufactures recombinant protein products and currently sells recombinant human interferon α–2b in developing countries, Eastern Europe, and Russia, and human growth hormone in Lithuania. The transaction was accounted for using the purchase method and the results of operations have been included in the Company's consolidated statement of income and its comprehensive income from the date of acquisition. The total purchase price was $38.4 million, which was comprised of the fair value of common stock issued of $37.7 million and acquisition costs of $0.7 million.

The in–process research and development, that was assigned a value of $21.7 million, was expensed upon acquisition during the third quarter of 2001 because it was determined that it had not yet reached technological feasibility.

During 2003, the Company reduced its goodwill in SICOR Biotech by $3.9 million in net of tax proceeds received upon settlement of a lawsuit related to its acquisition of SICOR Biotech. At December 31, 2003, the Company's balance in SICOR Biotech's goodwill was $8.0 million, as compared to $11.9 million at December 31, 2002.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

11. Write–Down of Long–Lived Assets

In the first quarter of 2002, the Company recorded an impairment charge of $1.2 million to write–down the carrying value of the long–lived assets of Diaspa S.p.A. ("Diaspa"), a business unit within the Company's Italian operations. On April 4, 2002, Diaspa was sold to an outside party.

In 2001, the Company also recorded a charge of $3.5 million to write–down Diaspa's long–lived assets to estimated fair value, including a write–down of non–strategic fixed assets of $2.2 million and remaining goodwill of $1.3 million. Factors indicating impairment included an offer price for the business unit, a history of cash flow losses, and continued forecasted negative cash flows.

Diaspa's revenues included in the Company's consolidated results of operations were $3.5 million and $14.1 million for the years ended December 31, 2002 and 2001, respectively. There were no sales attributable to Diaspa in 2003.

12. Commitments

The Company leases certain of its office, manufacturing and research facilities and certain equipment under operating and capital lease agreements. The minimum annual rents are subject to increases based on changes in the Consumer Price Index, taxes, insurance and operating costs.

Included in deposits, property and equipment, and other assets was $0.6 million and $3.2 million at December 31, 2003 and 2002, respectively, under these agreements. Rent expense for 2003, 2002, and 2001 was $5.3 million, $4.8 million, and $7.0 million, respectively, and was net of $4.6 million, $4.0 million, and $4.4 million of sublease income, respectively.

Future minimum rentals to be received under non–cancelable subleases as of December 31, 2003 totaled approximately $9.2 million. During 1999, the Company vacated certain office facilities in San Diego, California, which are currently being subleased. In 2003, the Company recorded a charge of approximately $0.9 million related to the present value of future expected losses under the San Diego, California, sublease arrangements which expire in 2008.

12. Commitments (continued)

Future minimum payments, by year and in the aggregate, under the aforementioned leases and other non–cancelable operating leases with initial or remaining terms in excess of one year as of December 31, 2003, are as follows (in thousands):

2004	$ 12,021
2005	7,472
2006	5,733
2007	4,716
2008	3,462
Total minimum operating lease payments	$ 33,404

13. Income Taxes

The provision (benefit) for income taxes comprises the following (in thousands):

	Years ended December 31		
	2003	2002	2001
Current:			
Federal	$ 56,713	$ 14,667	$ 7,360
State	8,944	6,163	3,478
Foreign	10,074	4,866	7,650
	75,731	25,696	18,488
Deferred:			
Federal	(3,708)	2,566	(23,747)
State	(734)	2,857	(7,816)
Foreign	(1,298)	(1,549)	(517)
	(5,740)	3,874	(32,080)
	$ 69,991	$ 29,570	$ (13,592)

Notes to Consolidated Financial Statements (continued)

13. Income Taxes (continued)

The provision (benefit) for income taxes on earnings subject to income taxes differs from the statutory federal rate due to the following (in thousands):

	Years ended December 31		
	2003	**2002**	**2001**
Federal income taxes at 35%	$ 62,190	$ 55,246	$ 22,981
State tax net of federal benefit	5,072	6,308	3,617
Tax effect of non–deductible expenses	2,418	30	7,616
Valuation allowance and other	(2,083)	(29,926)	(50,550)
Foreign income tax rate differences	2,394	(2,088)	2,744
	$ 69,991	$ 29,570	$ (13,592)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2003 and 2002 are shown below. A valuation allowance of $17.5 million at December 31, 2003 and $19.4 million at December 31, 2002 offset the deferred tax assets, as realization of such assets is uncertain. The valuation allowance was reduced by $1.9 million in 2003, $36.6 million in 2002 and $54.8 million in 2001. The reduction in the valuation allowance in 2003 and 2002 arose primarily from a change in management's estimates of the amount of deferred tax assets that management believes is more likely than not to be realized. The reduction in valuation allowance in 2001 arose primarily from the utilization of deferred tax assets to offset taxable earnings in that year, as well as from a change in management's estimates of the amount of deferred tax assets that management believed was more likely than not to be realized. The Company will continue to evaluate the need for a valuation allowance on an annual basis.

It is the Company's policy to establish reserves for taxes that may become payable in future years as a result of examinations by tax authorities. The tax reserves are analyzed periodically and adjustments are made as events occur to warrant adjustment to the reserve.

Tax benefits of $1.5 million were recognized in 2003 relating to a reduction to income tax reserves established in prior years.

Notes to Consolidated Financial Statements (continued)

13. Income Taxes (continued)

Tax benefits of $2.9 million, $4.3 million, $0.7 million were recorded for the exercise of stock options under the Company's stock option plan in 2003, 2002 and 2001, respectively. These tax benefits were recorded as additional paid–in–capital.

| | December 31 | |
	2003	2002
Deferred tax liabilities:		
Depreciation	$ 13,918	$ 15,861
Basis differences in acquired assets	12,439	13,586
Inventory	7,001	6,844
Other	2,253	1,555
Total deferred tax liabilities	35,611	37,846
Deferred tax assets:		
Net operating loss carryforwards	13,446	17,564
Credit carryforwards	14,165	13,395
Depreciation	9,330	11,023
Capitalized research and development	820	1,346
Other	32,195	21,846
Total deferred tax asset	69,956	65,174
Valuation allowances for deferred tax assets	(17,452)	(19,425)
Deferred tax asset net of valuation allowance	52,504	45,749
Net deferred tax assets	$ 16,893	$ 7,903

At December 31, 2003 the Company had U.S. federal and California net operating loss carryforwards of approximately $32.3 and $3.3 million, respectively. The difference between the net operating loss carryforwards for federal and California income tax purposes is primarily attributable to the capitalization of research and development costs for California purposes and the fifty percent limitation on California loss carryforwards. The federal and California net operating loss carryforwards will begin expiring in 2012 and 2006, respectively, unless previously utilized. International subsidiaries have net operating loss carryforwards in various countries of approximately $9.5 million, which will begin expiring in 2004, unless previously utilized. The Company has federal and California research and development tax credit carryforwards totaling approximately $ 11.2 million and $2.9 million, respectively, which will begin to expire in 2004 unless previously utilized.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

13. Income Taxes (continued)

Pursuant to Internal Revenue Code Section 382 and 383, annual use of the Company's net operating loss and credit carryforwards is limited because of cumulative ownership changes of more than 50%, which occurred within the three-year period ending in 1997. This limitation has been considered in assessing the realizability of the deferred tax assets.

14. Segment and Geographic Information

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes reporting standards for a company's operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. The Company operates predominantly in one industry segment, the development, manufacture and marketing of generic injectable pharmaceuticals and the production of specialty active pharmaceutical ingredients and generic biopharmaceuticals. The Company evaluates its performance based on operating earnings of the respective business units primarily by geographic area. The five main business units that correspond to each geographic area are as follows: (i) United States: SICOR, SICOR Pharmaceuticals, Inc. (formerly known as Gensia Sicor Pharmaceuticals, Inc.), and Genchem Pharma Ltd.; (ii) Italy: SICOR–Società Italiana Corticosteroidi S.p.A. and Diaspa (through April 4, 2002); (iii) Switzerland: SICOR Europe SA; (iv) Mexico: Lemery, S.A. de C.V., Sicor de México, S.A. de C.V, and Sicor de Latinoamérica, S.A. de C.V.; and (v) Lithuania: SICOR Biotech UAB and Gatio Investments B.V. Intergeographic sales are accounted for at prices that approximate arm's length transactions.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

14. Segment and Geographic Information (continued)

Additional information regarding business geographic areas for the years ended December 31, 2003, 2002 and 2001, respectively, are as follows (in thousands):

	Years ended December 31		
	2003	**2002**	**2001**
Net product sales from unaffiliated customers:			
United States	$ 387,271	$ 313,101	$ 224,032
Italy	83,524	73,100	78,630
Mexico	78,498	66,429	65,812
Lithuania	5,772	3,395	1,358
	$ 555,065	$ 456,025	$ 369,832
Net product sales data:			
Propofol	$ 135,583	$ 145,960	$ 108,488
Other finished dosage	301,175	207,219	152,826
Total finished dosage	436,758	353,179	261,314
Active pharmaceutical ingredients	112,208	99,451	107,160
Generic biopharmaceuticals	6,099	3,395	1,358
	$ 555,065	$ 456,025	$ 369,832
Intergeographic sales:			
United States	$ 576	$ 851	$ 826
Italy	24,920	24,699	16,730
Switzerland	3,862	–	–
Mexico	1,090	883	351
Lithuania	453	248	–
	$ 30,901	$ 26,681	$ 17,907

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

14. Segment and Geographic Information (continued)

| | Years ended December 31 | | |
	2003	2002	2001
Income (loss) before income taxes:			
United States	$ 160,436	$ 135,122	$ 54,550
Italy	19,680	18,967	13,415
Mexico	4,431	3,430	5,045
Lithuania	(5,146)	(3,579)	(2,887)
Switzerland	180	–	–
Other	(198)	(75)	(688)
Eliminations and adjustments	(1,697)	3,982	(3,775)
	$ 177,686	$ 157,847	$ 65,660

| | December 31 | |
	2003	2002
Total assets:		
United States	$ 853,992	$ 728,900
Italy	158,868	120,101
Mexico	107,845	101,393
Lithuania	42,721	33,346
Switzerland	5,791	–
Other	16	178
Eliminations and adjustments	(166,562)	(120,540)
	$ 1,002,671	$ 863,378
Long–lived assets (property and equipment, net):		
United States	$ 79,574	$ 70,547
Italy	73,048	57,076
Mexico	34,379	35,917
Lithuania	25,535	23,076
Switzerland	2,083	–
Eliminations and adjustments	(10)	–
	$ 214,609	$ 186,616

Notes to Consolidated Financial Statements (continued)

14. Segment and Geographic Information (continued)

The Company's percentage of product sales to significant unaffiliated customers was as follows:

| | Years ended December 31 | | |
	2003	**2002**	**2001**
Baxter Healthcare	27%	37%	34%
AmerisourceBergen Corporation	8	3	2
McKesson Corporation	7	2	1
Cardinal Health	6	6	0
Mexican government	4	4	9
	52%	52%	46%

15. Contingencies

Certain federal and state governmental agencies, including the U.S. Department of Justice and the U.S. Department of Health and Human Services, have been investigating issues surrounding pricing information reported by drug manufacturers, including the Company, and used in the calculation of reimbursements under the Medicaid program administered jointly by the federal government and the states and under the Medicare program. The Company has supplied documents in connection with these investigations and has had discussions with representatives of the federal and state governments. In addition, the Company is named as a defendant in seven purported class action or representative lawsuits brought by private plaintiffs who allege claims arising from the reporting of pricing information by drug manufacturers for the calculation of patient co–payments and certain other payments under the Medicare program or other insurance plans and programs, and in two actions brought by the attorney generals of Nevada and Montana to recover on similar theories for payments made by those states and persons or entities within those states, pursuant to Medicaid programs or otherwise. These actions are among a number of similar actions which have been filed against many pharmaceutical companies raising similar allegations. Eight of the actions in which the Company is named as a defendant have been consolidated in the U.S. District Court for the District of Massachusetts. One of the actions in which the Company is named as a defendant is pending in the superior court of the state of Arizona for Maricopa County. The Company has established a total reserve of $4.0 million, which represents management's estimate of costs that will be incurred in connection with the defense of these matters. Actual costs to be incurred may vary from the amount estimated. There can be no assurance that these investigations and lawsuits will not result in changes to the Company's pricing policies or other actions that might have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

SICOR Inc.

Notes to Consolidated Financial Statements (continued)

15. Contingencies (continued)

The Company is also a defendant in various actions, claims, and legal proceedings arising from its normal business operations. Management believes the Company has meritorious defenses and intends to vigorously defend against all allegations and claims. As the ultimate outcome of these matters is uncertain, no contingent liabilities or provisions have been recorded in the accompanying financial statements for such matters. However, in management's opinion, liabilities arising from such matters, if any, will not have a material adverse effect on consolidated financial position, results of operations or cash flows.

16. Quarterly Financial Information (unaudited)

Summarized quarterly financial data for 2003 and 2002 is as follows (in thousands, except per share data):

	First	Second	Third	Fourth
2003 Quarters:				
Total revenues	$ 128,416	$ 133,583	$ 142,998	$ 150,068
Total costs and expenses	84,901	89,214	96,309	106,955
Income before income taxes	43,515	44,369	46,689	43,113
Net income applicable to common shares	26,342	28,013	28,979	24,361
Per common share:				
Net income – basic	$ 0.22	$ 0.24	$ 0.24	$ 0.20
Net income – diluted	0.22	0.23	0.24	0.20
2002 Quarters:				
Total revenues	$ 109,553	$ 111,921	$ 115,869	$ 118,682
Total costs and expenses	73,390	70,210	76,171	78,407
Income before income taxes	36,163	41,711	39,698	40,275
Net income applicable to common shares	22,453	26,503	24,221	54,520
Per common share:				
Net income – basic	$ 0.19	$ 0.23	$ 0.21	$ 0.47
Net income – diluted	0.19	0.22	0.20	0.45

16. Quarterly Financial Information (Unaudited) (continued)

Fourth quarter 2003 results include merger costs of approximately $6.2 million in connection with the Company becoming a wholly–owned subsidiary of TEVA.

Fourth quarter 2002 results reflected an income tax benefit of approximately $29.0 million, resulting from a reduction of the Company's valuation allowance to recognize deferred tax assets related to U.S. operations.

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements of Teva Pharmaceutical Industries Limited on Forms F-3 (Nos. 333-102259, 333-111132, and 333-111144) and Form F-4 (No. 333-110820) and in the related Prospectuses, and in the Registration Statements on Forms S-8 (Nos. 333-112115 and 333-112930) of Teva Pharmaceutical Industries Limited, of our report dated March 5, 2004, with respect to the consolidated financial statements of SICOR Inc., included in this Form 6-K of Teva Pharmaceutical Industries Limited.

35

/s/ Ernst & Young LLP

San Diego, California

March 10, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
        Name: Dan Suesskind
        Title: Chief Financial Officer

Date: March 15, 2004